May 21, 2026

David Kim
Chief Executive Officer
GEN Restaurant Group, Inc.
11480 South Street, Suite 205
Cerritos, CA 90703

        Re: GEN Restaurant Group, Inc.
            Registration Statement on Form S-3
            Filed May 20, 2026
            File No. 333-296041
Dear David Kim:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Christopher Dunham at 202-551-3783 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:    Ben A. Stacke, Esq.